MORELLA & ASSOCIATES
ATTORNEYS AT LAW
A PROFESSIONAL CORPORATION

February 25, 2013

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

Re: Strategic Global Investment, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed February 8, 2012
File No. 024-10338

Dear Mr. Spirgel:

This letter is being furnished on behalf of Strategic Global Investments, Inc. (the "***Company***") in response to comments received from the staff of the Division of Corporation Finance (the "***Staff***") of the U.S. Securities and Exchange Commission (the "***Commission***") by letter dated February 15, 2013 to Mr. Andrew Fellner, Chief Executive Officer and Chief Financial Officer of the Company, with respect to the Company's Amendment No. 2 to its Offering Statement on Form 1-A (File No. 024-10338) ("Amendment 1") that was filed with the Commission on February 8, 2013.

The text of the Staff's comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff's letter. For your convenience, we have also set forth the Company's response to each of the numbered comments immediately below each comment.

In addition, on behalf of the Company, we are providing to you Amendment No. 3 (***"Amendment 3"***) to the Offering Statement. The Amendment has been revised to reflect both the Company's responses to the comments from the Staff and certain updating and conforming changes. All page numbers in the responses below refer to Amendment 3, except as otherwise noted. We are delivering by messenger a courtesy package, which includes eight copies of Amendment No. 3, four of which have been marked to show changes from Amendment No. 2 to the Offering Statement. One of the unmarked copies has been manually executed.

Compensation of Officers and Directors, page 31

1. We note that in response to comment 4 in our letter dated January 28, 2013, you deleted the amount of $120,000 for the future salary of Mr. Fellner. If the company has a specific future salary in mind, it should be disclosed in the filing. Please revise or advise.

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706 ROCHESTER ROAD • PITTSBURGH, PA 15237 • PHONE: (412) 369-9696 • FAX: (412) 369-9990

Response: The Company has revised the Offering Statement as requested. See page 30 of Amendment 3.

Note 4 – Stockholder's Equity, page F-14

2.   We note your response to comment 5 from our letter dated January 28, 2013. Please comply fully with our prior comment and revise the financial statements accordingly.

Response: The Company has revised its financial statements to be captioned: "Strategic Global Investments, Inc., F/K/A Punta Perfercta S.A. de C.V. ("Punta") to make clear the accounting treatment for the Company's reverse merger with Punta, while not confusing investors about which is the operating company they are being asked to invest in. Also, the Company has added a balance sheet of Punta at the time of the acquisition. Please see Notes 4 and 9 on pages F-15 and F-17, respectively.

Note 10 – Goodwill Impairment and Other Intangible Assets, page F-16

3.   We note your responses to comment 6 and 7 from our letter dated January 28, 2013. Please comply fully with our prior comments and revise the financial statements accordingly.

Response: The Company has revised its financial statements in accordance with the comments. Please see Notes 8, 10, and 11 on pages F-17 and F-19.

If you have any questions about these responses, please contact the undersigned.

Very truly yours,



Warren J. Archer

cc: Mr. Joseph Cascarano
         Mr. Robert Littlepage
         Mr. Gregory Dundas
         Mr. Andrew Fellner